Exhibit 99.1

ASX ANNOUNCEMENT

24 February 2023

CHANGE IN AUDITOR

Sydney, 24 February 2023 – Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA), (the Company), an oncology-focused drug development company, advises that in accordance with ASX Listing Rule 3.16.3, BDO Audit Pty Ltd (BDO) has been appointed as auditor of Kazia Therapeutics Limited, effective from the date of this announcement.

The change follows the resignation of Grant Thornton Audit Pty Ltd (Grant Thornton) as auditor of Kazia Therapeutics Limited in accordance with section 329(5) of the Corporations Act 2001 (Cth) (Corporations Act) and ASIC’s consent to the resignation.

The appointment of the new auditor of the Company was considered by the Board to be a matter of good corporate governance. Grant Thornton had held the position as auditor for a number of years, and accordingly it was deemed appropriate to conduct a tender process to seek a new auditor. The Company confirms that it has received a letter of resignation from Grant Thornton and has also received the consent of ASIC to their resignation.

BDO’s appointment is effective until the 2023 Annual General Meeting of the Company. In accordance with section 327C of the Corporations Act, a resolution will be put to shareholders and the 2023 Annual General Meeting to appoint BDO as the auditor of Kazia Therapeutics Limited.

The Board would like to take this opportunity to thank Grant Thornton for its assistance and services to the Company over their years of service.

ENDS

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA) is an oncology-focused drug development company, based in Sydney, Australia.

Our lead program is paxalisib, a brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of brain cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed phase II study in glioblastoma reported promising signals of efficacy in 2021, and a pivotal study for registration, GBM AGILE, is ongoing, with final data expected in CY2023. Other clinical trials are ongoing in brain metastases, diffuse midline gliomas, and primary CNS lymphoma, with several of these having reported encouraging interim data.

Paxalisib was granted Orphan Drug Designation for glioblastoma by the US FDA in February 2018, and Fast Track Designation for glioblastoma by the US FDA in August 2020. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Designation by the US FDA for DIPG in August 2020, and for atypical teratoid / rhabdoid tumours (AT/RT) in June 2022 and July 2022, respectively.

Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided compelling evidence of synergy with immuno- oncology agents. A phase I study commenced recruitment in November 2021.

For more information, please visit www.kaziatherapeutics.com or follow us on Twitter @KaziaTx.